# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BEST BUY CO INC, CIK 0000764478
CUSIP: 086516101
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 7601 Penn Avenue South, Richfield, Minnesota (MN), 55423
Date of event which requires filing of this statement: 05/29/2026
Amends the filing with accession number 0000912057-96-000898
Filed by CIK 0001006394
Persons authorized to receive notices and communications: Allen Overy Shearman Sterling, 599 Lexington Avenue, New York, New York (NY), 10022, (212) 848-4000

## Reporting persons
- SCHULZE RICHARD M (CIK 0001006394): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 12,156,372; shared voting power 702,903; sole dispositive power 12,156,372; shared dispositive power 702,903; aggregate amount beneficially owned 12,859,275 (6.1% of the class)
- Olympus Investments Limited Partnership B: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 702,903; sole dispositive power 0; shared dispositive power 702,903; aggregate amount beneficially owned 702,903 (0.3% of the class)
- The Richard M. Schulze Family Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: BEST BUY CO INC
Address of issuer's principal executive offices: 7601 Penn Avenue South, Richfield, Minnesota (MN), 55423
Comment: This Amendment No. 15 to the Schedule 13D (this "Amendment No. 15") hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 15, 1996 (the "Initial Schedule"), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, Amendment No. 7 filed on December 14, 2012, Amendment No. 8 filed on March 1, 2013, Amendment No. 9 filed on March 25, 2013, Amendment No. 10 filed on October 23, 2013, Amendment No.11 filed on September 30, 2015, Amendment No. 12 filed on January 20, 2023, Amendment No. 13 filed on June 5, 2024, and Amendment No. 14 filed on June 11, 2025 (the "Amendments", together with the Initial Schedule, the "Schedule 13D") on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On May 29, 2026, Mr. Schulze sold Shares into the open market. The Shares were sold as part of Mr. Schulze's personal long-term strategy for asset diversification and liquidity.

Effective May 29, 2026, Mr. Schulze adopted a pre-arranged trading plan to sell Shares owned by the Reporting Persons in the open market (the "May 2026 Plan"). The Shares to be sold pursuant to the May 2026 Plan are part of Mr. Schulze's personal estate planning. The Shares to be sold are subject to the provisions of the May 2026 Plan until the May 2026 Plan expires, which is expected to occur in June 2027.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended as follows:

The first two paragraphs of Item 5(a) are hereby amended and restated as follows:

(a) The percentages used herein are calculated based upon 210,695,187 Shares outstanding as of April 13, 2026, as reported by the Company in its most recent Schedule 14A filed with the SEC on April 30, 2026.

As of the date of this Amendment No. 15, the Reporting Persons beneficially owned in the aggregate 12,859,275 Shares, constituting approximately 6.1% of the outstanding Shares. As of the date of this Amendment No. 15, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Item 5(a)(i) is hereby amended and restated in its entirety as follows:

(i) Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 12,859,275 Shares, constituting approximately 6.1% of the outstanding Shares. Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes. This figure excludes (a) 7,000,679 Shares held personally by his spouse and in trusts for the benefit of Mr. Schulze's spouse, Mr. Schulze's children and grandchildren, and the children of Mr. Schulze's spouse, and (b) 172,831 Shares in the Richard M Schulze Qualified Terminable Interest Property Marital Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Item 5(a)(iii) is hereby amended and restated in its entirety as follows:

(iii) Olympus B may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 702,903 Shares, constituting approximately 0.3% of the outstanding Shares. Olympus B disclaims beneficial ownership of such Shares for all other purposes.

Item 5(a)(v) is hereby amended and restated in its entirety as follows:

(v) The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 12,156,372 Shares. Mr. Schulze has shared power to vote or direct the vote of and to dispose of or direct the disposition of 702,903 Shares. Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 702,903 Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

(c) Mr. Schulze made the following transactions in the Shares that were effected during the past sixty days.

------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Identity Transaction Date Number of Price Per Where and How
Type Shares Shares the Transaction
Was Effected
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Change in 03/30/2026 1 (3,689 ) N/A Periodic adjustment
Schulze (via Best Buy in the amount of
401(k)) 401(k) equivalent shares under
the employee retirement
savings account (401(k))
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Gift to third 04/15/2026 (20,975) N/A N/A
Schulze Party
------------------- ----------------- ------------------ ----------------- ----------------- -------------------------------
Richard M Sale 05/29/2026 (133,778) $75.09 2 Open Market
Schulze
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Sale 05/29/2026 (191,572) $75.96 3 Open Market
Schulze
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Sale 05/29/2026 (147,868) $76.96 4 Open Market
Schulze
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Sale 05/29/2026 (27,132) $77.69 5 Open Market
Schulze
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Change in 05/28/2026 6 976 N/A Periodic adjustment
Schulze (via Best Buy in the amount of
401(k)) 401(k) equivalent shares under
the employee retirement
savings account (401(k))
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------
Richard M Gift from 06/01/2026 350 N/A N/A
Schulze Spouse
------------------- ----------------- ------------------ ----------------- ----------------- ------------------------------

1. This adjustment to the equity in Mr. Schulze's 401(k) account reflects the amount of equivalent shares added to the account as of March 30, 2026, ahead of the filing of the April 16, 2026 Form 4. An equivalent number of Shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company's common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invest in stock and a very small portion of cash.
2. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $74.34 to $75.33, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
3. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.34 to $76.32, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
4. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $76.53 to $77.52, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
5. The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $77.53 to $78.05, inclusive. The reporting person undertakes to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.
6. This adjustment to the equity in Mr. Schulze's 401(k) account reflects the amount of equivalent shares added to the account as of May 28, 2026, ahead of the filing of the June 2, 2026 Form 4. An equivalent number of Shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company's common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invest in stock and a very small portion of cash.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Effective May 29, 2026, Mr. Schulze adopted the May 2026 Plan, a discussion of which is contained in Item 4 hereof and incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Joint Filing Agreement, dated June 2, 2026, among the Reporting Persons

## Signatures
- SCHULZE RICHARD M: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/02/2026)
- Olympus Investments Limited Partnership B: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/02/2026)
- The Richard M. Schulze Family Foundation: /s/ Richard M. Schulze, RICHARD M. SCHULZE (06/02/2026)
Comment: [Signature Page to Schedule 13D/A (Amendment No. 15)]